Exhibit 3.3

AMENDMENT TO BYLAWS
OF
GLADSTONE CAPITAL CORPORATION

                The following Amendment is hereby made to the Bylaws (the “Bylaws”) of Gladstone Capital Corporation, a Maryland corporation (the “Company”), as of December 12, 2003:

                1.             Article III, Section 15 of the Bylaws is hereby deleted in its entirety and replaced with the following:

                “Section 15.    Vacancy.    Any vacancy occurring in the Board of Directors for any cause, including by reason of an increase in the number of directors, may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum. Notwithstanding the foregoing, if the stockholders of any class or series are entitled separately to elect one or more directors, a majority of the remaining directors elected by that class or series or the sole remaining director elected by that class or series may fill any vacancy among the number of directors elected by that class or series. If the Board of Directors is classified, any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred, and until a successor is elected and qualifies.”

                2.             Article IV, Section 27 of the Bylaws is hereby deleted in its entirety and replaced with the following:

                “Section 27.    Ethics, Nominating and Corporate Governance Committee.    The Board of Directors shall appoint an Ethics, Nominating and Corporate Governance Committee consisting of not fewer than two members, one of whom shall be designated as Chairman of the Ethics, Nominating and Corporate Governance Committee, and all of whom shall be independent, as defined by NASD rules prevailing at the time. The Ethics, Nominating and Corporate Governance Committee shall have and may exercise those rights, powers and authority of the Board of Directors as may from time to time be granted to it by the Board of Directors; provided, however, that in addition to any such rights, powers or authority, the Ethics, Nominating and Corporate Governance Committee shall have the exclusive right to recommend candidates for election as director to the Board of Directors. The Board of Directors shall adopt a formal written charter for the Ethics, Nominating and Corporate Governance Committee that specifies the nominations process and such related matters as may be required under the federal securities laws.”

                3.             Article IV, Section 28 of the Bylaws is hereby deleted in its entirety and replaced with the following:

                “Section 28.    Compensation Committee.    The Board of Directors may appoint from its membership a Compensation Committee consisting of not fewer than two members, one of whom shall be designated as Chairman of the Compensation Committee, and all of whom shall be independent, as defined by NASD rules prevailing at the time. The Compensation Committee shall have and may exercise those rights, powers and authority of the Board of Directors as may from time to time be granted to it by the Board of Directors.

*              *              *              *              *